UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes          No  X
(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, March 4, 2011

Mr. President
Comisión Nacional de Valores
Mr. Alejandro Vanoli
S          /          D

Re:	Empresa Distribuidora y Comercializadora Norte S.A. (Edenor). Extract from Minutes of Meeting of the Audit Committee. Opinion on the Purchase of Assets.

Dear Sirs:

I have the pleasure of addressing you in compliance with the applicable rules in order to enclose an extract from the Minutes of the Meeting of the Audit Committee No. 75, which was celebrated today on Av. Libertador 6363, 11th Floor, in the City of Buenos Aires, in connection with the offer made by Pampa Energía S.A. for the purchase of certain assets detailed on the first item of the agenda: (1) CONSIDERATION OF THE ACQUISITION OF CERTAIN ASSETS.  OPINION OF THE COMMITTEE.

Sincerely,

María Belén Gabutti
EDENOR S.A.
Attorney-in-fact

Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avenida del Libertador  6363  – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

EXTRACT FROM MINUTES OF MEETING OF THE AUDIT COMMITTE NO. 75 OF EDENOR S.A

MINUTES NO. 75.  In the City of Buenos Aires, on March 4, 2011, the independent Directors Mr. Eduardo L. Llanos and Mr. Maximiliano A. Fernández, met at the 11th floor of the corporate address of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE SOCIEDAD ANÓNIMA (EDENOR S.A.) located at Libertador 6363, City of Buenos Aires, and signed these minutes. At 8:00 AM, having established legal and regulatory quorum, the Chairman, Mr. Eduardo Llanos, opened the meeting to consider the first item in the Agenda:  (1) CONSIDERATION OF THE ACQUISITION OF CERTAIN ASSETS.  OPINION OF THE COMMITTEE. The Chairman of the Committee informs that on February 28, 2011, it received a notice from the President of the Company, Mr. Alejandro Macfarlane requesting the Committee’s opinion pursuant to Section 73 of Law No. 17,811 (as amended by Decree No. 677/01) in connection with the offer made by Pampa Energía S.A. (PESA) to Edenor on February 25, 2011 to acquire certain assets in the Argentine energy distribution market from AEI Group.  The Chairman notes that under such notice, PESA offers Edenor, at no cost, the option to acquire from a group of subsidiaries of AEI Group 99.99% of the capital stock and votes of AESEBA S.A. (AESEBA), the registered holder of 90% of the capital stock and votes of Empresa Distribuidora de Energía Norte, S.A. (EDEN), an electricity distribution company with the concession area in the northern and center part of the Province of Buenos Aires, 77.19% of the capital stock and votes of Empresa Distribuidora Eléctrica Regional S.A. (EMDERSA).  EMDERSA is the controlling shareholder of Empresa Distribuidora San Luis S.A. (EDESAL), Empresa Distribuidora de Electricidad de La Rioja S.A. (EDELAR), Empresa Distribuidora de Electricidad de Salta S.A. (EDESA), and Emdersa Generación Salta S.A. (EGSSA), among others.  The price agreed for the acquisition of the above referred assets was U.S.$90,000,000 for the EMDERSA’s shares and U.S.$.49,998,283 for the AESEBA’s shares, to be paid at closing.  In addition, the Chairman notes that, as a condition precedent to the validity of the offer, by accepting the offer Edenor will grant the right to PESA to receive from Edenor a payment equal to 50% of the value received by Edenor in excess of the price paid to AEIU for any sold shares, if within the 3-year period after the acquisition date of the EMDERSA’s shares, the Residual Shares and the AESEBA’s shares, Edenor sells all or part of such shares.  The Chairman notes that the President of the Company, Mr. Alejandro Macfarlane, previously submitted a report relating to the valuation of the acquired companies performed by Citigroup Global Markets Inc., which is hereby received without any modification, to furnish this Committee with technical support in connection with a third-party valuation of the target companies.  After an exchange of ideas with respect to the above referred matters, the Chairman, having the relevant documents been analyzed and discussed, proposes that the Committee opine in connection with the offer made by PESA, considering that such transaction is within ordinary and regular market standards based on the above referred valuation report, and that the mentioned condition precedent is contingent and subject to what the Company resolves in that respect; and furthermore, given that PESA generated this business opportunity, it is reasonable that if the Company decides to sell the acquired assets within a 3-year period from the date of acquisition, PESA shall have the right to receive a payment equal to 50% of the value to be received by Edenor in excess of the price paid to AEIU for any of the sold shares.  Based on the foregoing, the Audit Committee unanimously approves the proposal of the Chairman. […] Not having any other matters to address, the meeting ended at 8:45 AM. These minutes were signed by Maximiliano A. Fernández and Eduardo L. Llanos.

María Belén Gabutti
EDENOR S.A.
Attorney-in-fact

Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.)
Avenida del Libertador  6363  – Buenos Aires, C1428ARG – Argentina – Tel.: 4346-5057 – Fax: 4346-5327

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Empresa Distribuidora y Comercializadora Norte S.A.
By: /s/ Luis Pablo Rogelio Pagano
Luis Pablo Rogelio Pagano
Chief Financial Officer

Date: March 7, 2011